Kathleen H. Moriarty +1 212 836 8276 office kathleen.moriarty@kayescholer.com 250 West 55th Street New York, NY 10019-9710 +1 212 836 8000 main +1 212 836 6790 fax

March 25, 2016

VIA EDGAR

Ms. Sonia Barros

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AccuShares Trust I
Post-Effective Amendment to Form S-1
Filed September 23, 2015
File No.: 333-194666

Dear Ms. Barros:

On behalf of the AccuShares Trust I (“Trust”) sponsored by our client, AccuShares Investment Management, LLC (“Sponsor”), set forth below is the response (“Response”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the letter dated October 22, 2015 (“Comment Letter”) concerning Post-Effective Amendment No. 1 to the Trust’s registration statement on Form S-1 (“Registration Statement”) relating to the AccuShares Spot CBOE® VIX® Fund (the “VIX Fund”).

For your convenience, the headings and comments in bold text below repeat the captions and comments in the Comment Letter. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Preliminary Prospectus.

General

1.         We note the addition of the Tuesday Share Index Factor Reset Date, pursuant to which the Share Index Factor will reset every Tuesday rather than monthly on the Regular Distribution Date. We also note your disclosure on page 75 showing the impact of weekly resetting of the Share Index Factors, specifically that the Class Value is $0.1378 higher where the Underlying Index has increased in even amounts over the course of the Measuring Period, rather than an increase which has occurred at the end of the Measuring Period. Please explain why this new mechanism whereby the Share Index Factors will be reset weekly is not a material change to the terms of the Up Shares and the Down Shares previously registered on your Form S-1 and why such changes do not involve new securities from those previously registered. In addition, please explain how the modified terms affect the Fund’s outstanding securities.

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Response:

The Sponsor believes that an investor in possession of the Fund’s Share Index Factor will experience no practical difference in investing in the Fund’s shares. While the Tuesday Share Index Factor Reset Date reflects more frequent calculations, none of the formulae, Underlying Index, Class Value entitlements, or distribution entitlements will change for Fund shareholders; the Share Index Factor will simply be calculated more frequently and the change will therefore provide investors with more updated calculations. An investor’s ability to determine a Class Value and to estimate Class Value responsiveness to an Underlying Index change will be identical pre- and post-amendment, given that the Share Index Factors are and will continue to be readily available and independently replicable, and that they are a deterministic value subject to Underlying Index level changes. Investors are already accustomed to either locating a Share Index Factor on the Fund’s website or calculating it themselves with simple division (i.e., minimum Class Value divided by Underlying Index level). Furthermore, the Share Index Factors will have the same method of determination post-amendment, and only the frequency of determination will change.

Authorized Participants (“APs”) and other market makers are expected to possess Share Index Factors (as well as Class Values and share trading prices) at all times, and they are expected to utilize the Share Index Factors in the same manner both pre- and post-amendment. The change in frequency of setting, and the change in the setting dates are expected to simplify any necessary hedging and to increase available arbitrage activities by more closely aligning the Share Index Factor resets with the rolls and expirations of newly available futures hedges (e.g., the CBOE Futures Exchange Weekly VIX futures expirations).

Relating to the specific comparison in the disclosure where the Underlying Index moves 10% over a certain period (in equal increments) versus at the end of the period, the comparison is presented to detail Share Index Factors mechanics and to illustrate that investors should monitor the Underlying Index and its impact on Share Index Factors during a monthly Measuring Period, rather than to present a pre- and post-amendment comparison. Because the Share Index Factors are Underlying Index deterministic, published, and readily replicable, investors are expected to assess and use the Shares given a Share Index Factor setting, rather than in anticipation of a particular Share Index Factor setting or to capture the timing of a particular Share Index Factor setting.

The $0.1378 or 0.6% Class Value variance is a result of the more frequent Share Index Factor calculations and is immaterial in relation to the changes in the Underlying Index Level. In addition, and relating to the cited disclosure illustration (i.e., the illustration on Page 75 of the Registration Statement in which the final setting of the Share Index is 1.07671775 versus 1.07045454), the impact on an investor’s position is immaterial in the context of the Underlying Index. For example, if the Underlying Index level for the table on Page 75 were 22.06 instead of 22.00, the final Share Index Factors would be approximately equal to the Page 74 table value of 1.07045454; the 0.06 differential in the Underlying Index level is only a 0.27% movement in the

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Underlying Index over a Measuring Period (the average Measuring Period move since launch is approximately 29%). To further illustrate the scale of a 0.06 difference in the Underlying Index Level, the typical daily differential between the Index Provider’s 4:00PM (at close) Underlying Index value and the final Underlying Index value disseminated at 4:15PM is often greater than 0.125 (VIX points). Examining levels between 4:00PM and 4:15PM for the first fifteen days of March 2016, the average difference in the Underlying Index level between 4:00 PM close to 4:15PM final value dissemination was 0.12 which is an unavoidable market structure variance.

We expect investors and traders who are already active in the Fund, or plan to be active in the Fund following the amendment, to review the disclosure and to transact accordingly. As indicated above, the practical impact to an investor’s assessment of Class Values and Class Value responsiveness to Underlying Index levels is expected to be immaterial in practice. However, the alignment with the newly introduced CBOE Futures Exchange Weekly VIX futures expiries is expected to simplify and make more precise the ability of investors and APs to hedge positions in the shares. This change in hedge alignment is expected to improve the alignment of changes in trading prices with changes in Class Values per Share, and it is expected to make deviations between changes in trading prices and changes in Class Values per Share more tractable and more predictable, which is expected to improve the quality of market making and narrow bid/offer spreads.

Risk Factors, page 27

The Inability to Register or Otherwise Obtain Regulatory Approval .. . ., page 35

2.         We note your revised risk factor disclosure on page 35 disclosing the largest closing trading price premium and discount for the Up and Down Shares as of June 30, 2015. Please update your disclosure to provide the largest closing trading price premium and discount for the two classes of shares as of a more recent date. Please also update this risk factor to discuss the corrective distribution declared on September 15, 2015, and the estimated corrective distribution announced on October 9, 2015.

Response:

The following disclosure will be included in the applicable portion of a subsequent Post-Effective Amendment to be filed with the Commission:

During the period between the commencements of the Fund’s operations, May 19, 2015 through Feb 29, 2016, the largest closing trading price premium to Class Value per Share of the Up Shares was a 21.59% premium on February 25, 2016, and the largest discount was 24.03% discount on August 25, 2015. During the same period, the largest closing trading price premium to Class Value per Share of the Down Shares was a 357% premium on August 21, 2015, and the largest discount was 17.20% discount on May 22, 2015.

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The following table sets forth the largest single day premium and largest single day discount, in each case between the closing trading price and Class Value per Share of a class of the Fund, during the quarterly periods noted.

Quarterly Period Beginning on	Class of Shares	Date	Largest Premium / (Discount)
May 19, 2015 (1)	Up Shares	May 21, 2015	19.35%
	Down Shares	June 29, 2015	25.30%
	Up Shares	June 29, 2015	(17.49)%
	Down Shares	May 22, 2015	(17.20)%
July 1, 2015	Up Shares	July 31, 2015	13.63%
	Down Shares	August 21, 2015	357% (2)
	Up Shares	August 25, 2015	(24.03)%
	Down Shares	July 21, 2015	(10.70)%
October 1, 2015	Up Shares	December 23, 2015	20.10%
	Down Shares	December 11, 2015	20.54%
	Up Shares	December 11, 2015	(9.88)%
	Down Shares	December 22, 2015	(11.77)%
January 1, 2016 (3)	Up Shares	February 25, 2016	21.59%
	Down Shares	January 8, 2016	35.02%
	Up Shares	January 20, 2016	(19.40)%
	Down Shares	February 19, 2016	(14.35)%

(1)         The Fund commenced operations on May 19, 2015.

(2)         The 357% premium on the Down Shares occurred during an extremely volatile day in which the Underlying Index value increased by 46% (and 115% since the prior Measurement Period) and the aggregate value of Down Shares which traded at the maximum premium at the close on August 21, 2015 was approximately $9,200.

(3)         The period beginning January 1, 2016 is measured through February 29, 2016.

The Fund declared a Special Distribution on August 21, 2015 due to large movements in the Underlying Index. The value of the Underlying Index increased by more than 115% between Measurement Periods, which triggered a Special Distribution in which 90% of the Fund’s assets were distributed in cash. After the Special Distribution, the Class Value per Share was less than $2.00 and, therefore, the Fund was vulnerable to small deviations between Class Value per Share and share trading prices, which ultimately triggered Corrective Distributions.

The closing trading prices of the Up Shares and Down Shares deviated from their respective Class Values per Share by 10% or more for at least three consecutive business days one time during the period between May 19, 2015 and June 30, 2015, and would have triggered a Corrective Distribution if the Fund were measuring for Corrective

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Distributions at such time. However, the Fund did not begin measuring for Corrective Distributions until July 16, 2015; as a result, no Corrective Distribution was declared during this period. During the period from July 1, 2015 to February 29, 2016 the closing trading prices of the Up Shares and Down Shares deviated from their respective Class Value per Share by 10% or more for at least three consecutive business days during August 19, 20 and 21 and again during September 16, 17 and 18. These periods of deviation triggered a Corrective Distribution, payable on September 20, 2015 and October 22, 2015, respectively.

Following the Special Distribution and the September 20, 2015 Corrective Distribution, the Fund initiated a 1-for-10 Reverse Split effective September 25, 2015 in order to increase the Class Value per Share. Following the October 22, 2015 Corrective Distribution, the Fund initiated another 1-for-10 Reverse Split effective October 23, 2015.

The Sponsor is uncertain as to the reasons behind these premium and discount trading prices. Although Corrective Distributions are intended to reduce the occurrences of material and persistent deviations of share trading prices from Class Value per Share, there can be no assurance that they will be effective, and investors should be aware that premium and/or discount trading prices may continue. Investors who pay a premium risk losing the premium if trading prices converge to Class Value per Share, and investors who purchase shares at a discount to Class Value per Share risk losing their investment if the discount grows.

Distributions and Distribution Dates

Determination of Regular and Special Distribution Amounts and Share Index Factors, page 67

3.         We note your revised table on page 74 demonstrating the Underlying Index Level, Shares Value, Up Share Index Factor, and Down Share Index Factor over three distribution dates whereby the Index movement occurs at the end of the respective Measuring Period. Please add disclosure to this table to demonstrate to investors how the respective Shares Value and Up/Down Share Index Factors are calculated over the course of the three distribution dates.

Response:

The following disclosure will be included in the applicable portion of a subsequent Post-Effective Amendment to be filed with the Commission:

The Share Index Factor for each class of shares is calculated and reset based on the applicable minimum Class Value per Share and the prevailing level of the Underlying Index. In the example in the immediately preceding table where the Underlying Index

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level rises from 20.00 to 34.32 over three Distribution Dates, the minimum Class Value per Share in each instance is the Down Share Class Value per Share. In the example where the Underlying Index level decreases from 20.00 to 10.08 over three Distribution Dates, the minimum Class Value per Share in each instance is the Up Share Class Value per Share. The illustrations are presented before adjustment for Net Investment Income, therefore only the changes in the Underlying Index and the Daily Amount impact the Class Value per Share indicated in the table.

The following is an elaboration of the first Distribution Date Class Value and Share Index Factor calculations for each sub-table (all other periods are calculated in an identical manner). In each Class Value calculation below, the first term is the Measuring Period beginning Class Value per Share, the second term is the product of the Share Index Factor and the change in the Underlying Index, and the third term is the respective Daily Amount. In each Share Index Factor calculation, the numerator is the applicable minimum Class Value per Share and the denominator is the Underlying Index value:

Underlying Index moves from 20.00 to 22.00

Down Share

Class Value:     [$25] + [-1.25 x (22.00 – 20.00)] + [$25 x 28days x 0.0015] = 23.55

Share Index Factor:                    23.55 / 22.00 = 1.07045454

Underlying Index moves from 20.00 to 18.00

Up Share

Class Value:     [$25] + [+1.25 x (18.00 – 20.00)] - [$25 x 28days x 0.0015] = 21.45

Share Index Factor:                    21.45 / 18.00 = 1.19166666

4.         We note the table added on page 75 demonstrating that the Share Index Factor at the end of the illustrated period is slightly higher in an instance in which the Underlying Index has increased in even amounts over the course of the Measuring Period, rather than in an instance where the increase occurred at the end of the Measuring Period. Please add disclosure describing why and how this difference is important to investors.

Response:

The following disclosure will be included in the applicable portion of a subsequent Post-Effective Amendment to be filed with the Commission:

The impact caused by a rise in the Underlying Index occurring in a single measuring period (and the timing of such rise within the measuring period) demonstrates the need for investors to monitor changes in the Underlying Index and such changes’ effects on Class Values and the Share Index Factors. Such monitoring should occur at

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least as frequent as weekly during a monthly Measuring Period. In particular, investors who seek to manage their exposure in response to small changes in movements in the Underlying Index should pay particular attention to the Underlying Index values during a Measuring Period. Weekly Share Index Factors settings are expected to simplify Fund Share arbitrage activities, and are expected to make Fund Share arbitrage activity more precise.

Financial Statements, page F-1

5.         We note that you have only included unaudited financial statements as of March 31, 2015. Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

Response:

Updated financial statements will be incorporated into the Registration Statement in a subsequent Post-Effective Amendment to be filed with the Commission.

The Trust anticipates filing an additional post-effective amendment that will make the Registration Statement complete in all material respects. All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-836-8276 or Gregory Xethalis at 212-836-7730. We greatly appreciate your assistance with respect to the Amendment.

Very truly yours,

/S/ Kathleen H. Moriarty, Esq.

Kathleen H. Moriarty, Esq.

cc:      Mr. Jack Fonss